For the annual period ending October 31, 2007
File Number 811-03981
Prudential World Fund, Inc.
     Jennison Global Growth Fund

                          ITEM 77M
                           Mergers


A special shareholders meeting of Jennison Global Growth Fund, a series of Prudential World Fund, Inc., was held on December 11, 2006. At such meeting, the shareholders of Jennison Global Growth Fund approved the merger of this Fund into Dryden International Equity Fund, also a series of Prudential World Fund, Inc.

Here are the voting results:

To approve a Plan of Reorganization whereby all of the assets and liabilities of Jennison Global Growth fund, will be transferred to, and assumed by, Dryden International
Equity Fund, in exchange for shares of Dryden International
Equity Fund, and the cancellation of all of the shares of Jennison Global Growth Fund.

For                 9,464,640
Against                     474,366
Abstain                     683,864